Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 600 South Washington, DC 20004-2533

July 21, 2023

VIA EDGAR

Alberto H. Zapata

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:           IDR Core Property Index Fund Ltd

Proxy Statement (Preliminary) on Schedule 14A

(File No. 811-23460)

Dear Mr. Zapata:

On behalf of IDR Core Property Index Fund Ltd (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on July 19, 2023, with respect to the Company’s response (the “Prior Response Letter”) to the prior comments provided by the Staff with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) (File No. 811-23460), filed with the Commission on June 2, 2023. The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Capitalized terms used below but not otherwise defined herein shall have the meanings ascribed to them in the Proxy Statement. Where revisions to the Proxy Statement are referenced in the below responses, such revisions are indicated by marked pages from the Proxy Statement attached as an exhibit hereto.

Q&A

1.	Comment: We note your response to prior comment no. 3 set forth in the Prior Response Letter. Please provide further analysis to the Staff on why the increase in the management fee and net fees and expenses borne by the Company will not place an unfair burden on the Company as required for compliance with the safe-harbor provisions set forth under Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”). As part of your response, please also address the fact that the New ELA has only a one year term.

Response: The Company advises the Staff on a supplemental basis that it does not believe that the proposed increase in the management fee and net fees and expenses will place an unfair burden on the Company given that the increases being proposed are directly attributable to the Company’s anticipated conversion to a publicly-offered interval fund, subject to Stockholder’s approval of the Interval Fund Proposal. In particular, complying with Rule 23c-3 under the 1940 Act applicable to interval funds will require much greater administrative, compliance and oversight resources on the part of Accordant Investments. For example, the Company will be required to comply with the requirements applicable to publicly-offered funds, including maintaining a current prospectus and managing required notice filings in all 50 states. In addition, Accordant Investments will be primarily responsible for managing daily net asset value calculations for the Company, as required under Rule 23c-3, and managing the interaction with any platforms through which the Company’s shares may be offered and sold.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

In addition, Company respectfully refers the Staff to the disclosure included in the Proxy Statement around the Board’s considerations and reasoning behind approving the proposed increase in the management fee and overall expense load and the benefits that the Board believes the existing investors would receive. In particular, the Board recognizes that while an interval structure may have slightly higher fees and expenses compared to a privately-offered registered closed-end fund, converting to an interval fund structure will allow the Company to grow significantly larger than its present size, which will allow all of the Company’s existing investors to realize the benefits and economies of scale that are achievable when a fund’s total assets grow to a meaningful size. The Company believes that those potential benefits far outweigh the slight increase in both management fees and total fees and expenses in connection with the conversion to an interval fund format. The Company further notes that the revised fee and expense structure remains in line with peer non-traded interval fund products.

Finally, with respect to the New ELA, the Company believes that having a one-year term for expense limitation agreements is consistent with industry practice among both open-end and closed-end registered investment companies, and, to be reflected in an investment company fee table, an expense limitation agreement must be in effect for at least one year. In addition, having a fixed term permits the Board to reevaluate a fund’s expense limitation agreement on a periodic basis, typically as part of its Section 15(c) process to annually reapprove a fund’s investment advisory agreement. Accordingly, the Company expects the New ELA to be reviewed by the Board and renewed on an annual basis in connection with the Company’s own Section 15(c) process relating to the annual reapproval of the Advisory Agreement and Sub-Advisory Agreement. Notably, any proposed change in the New ELA for subsequent periods would require the approval of the Board, which will include 75% independent directors. The Company further notes that under the New ELA, any amounts that Accordant Investments may waive or reimburse to the Company during its term will only be reimbursable to Accordant Investments to the extent the Company’s aggregate expenses fall below the threshold set in the New ELA, even if the New ELA were not to be renewed. As a result, the Company does not believe that the one-year term of the New ELA represents an unfair burden on either the Company or its investors.

Proxy Statement – Proposal #1

2.	Comment: We note your response to prior comment no. 6 set forth in the Prior Response Letter. Please provide further analysis to the Staff on why the Company is not listing the total estimated amount of expenses and waived amounts under the New Advisory Agreement and New ELA.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

If you have any questions or additional comments concerning the foregoing, please contact William MacGregor by phone at 212.969.3555 or by email at wmacgregor@proskauer.com, or the undersigned by phone at 202.416.6828 or by email at jmahon@proskauer.com.

Sincerely,

/s/ John J. Mahon

John J. Mahon, Esq.

cc:            Asen Parachkevov, Branch Chief

Gary A. Zdolshek, Chief Executive Officer and President

Thomas Bartos, Chief Financial Officer

William MacGregor, Esq.

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